

August 21, 2020

Donald J. Zurbay
Chief Financial Officer and Treasurer
Patterson Companies, Inc.
1031 Mendota Heights Road
St. Paul, Minnesota 55120

   **Re: Patterson Companies, Inc.
        Form 10-K for the Fiscal Year Ended April 25, 2020
        Filed June 24, 2020
        Response filed August 17, 2020
        File No. 0-20572**

Dear Mr. Zurbay:

   We have reviewed your August 17, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2020 letter.

Form 10-K for the Fiscal Year Ended April 25, 2020

Item 8. Financial Statements and Supplementary Information
Consolidated Statements of Cash Flows, page 58

1.   We read your responses to comments 1 and 2. Since the substantial deferred purchase price receivables received on the sale of trade receivables and customer financing contracts represent non-cash investing activities, please tell us why the change in receivables line item shown in operating activities does not appear to be adjusted for this non-cash activity. Also, tell us your basis for presenting the deferred consideration in securitized receivables line item as a separate adjustment to reconcile net income to cash from operating activities, when deferred purchase price receivables are non-cash investing

activities upon receipt and cash investing activities upon collection. Also, explain why this operating activities line item is a direct offset to the collection of deferred purchase price receivables line item in investing activities. Refer to ASC 230-10-45.

 You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services